File No. 812-14007

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. ~~1~~2
to
APPLICATION FOR AN ORDER
PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM RULE 12d1-2(a)

In the matter of
AMERICAN FUNDS INSURANCE SERIES
CAPITAL RESEARCH AND MANAGEMENT COMPANY
AMERICAN FUNDS DISTRIBUTORS, INC.
333 South Hope Street
Los Angeles, CA 90071

Please direct all communications concerning this Application to:

Michael J. Triessl
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071
(213) 615-4024

Copy to:

Michael J. Downer
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071
(213) 486-9425

As filed with the Securities and Exchange Commission on March ~~5,~~9, 2012

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

	) AMENDMENT NO. ~~1~~2 TO
In the Matter of	) APPLICATION FOR AN ORDER PURSUANT
AMERICAN FUNDS INSURANCE SERIES	) TO SECTION 6(c) OF THE INVESTMENT COMPANY
CAPITAL RESEARCH AND MANAGEMENT	) ACT OF 1940 FOR AN EXEMPTION
COMPANY and	)
AMERICAN FUNDS DISTRIBUTORS, INC.	) FROM RULE 12d1-2(a)

I.   INTRODUCTION

American Funds Insurance Series ("AFIS"), Capital Research and Management Company ("CRMC"), and American Funds Distributors, Inc. ("AFD" and together with AFIS and CRMC, the "Applicants")[1] hereby file this application (the "Application") for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "Act"), for an exemption from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of AFIS and any other existing or future registered open-end investment company or series thereof that is advised by CRMC or any person controlling, controlled by or under common control with CRMC (any such advisor or CRMC, an "Advisor") and that invests in other registered open-end investment companies ("Underlying Funds") in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each a "Fund-of-Funds"), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act ("Other Investments"). Applicants also request that the order exempt AFD or any entity that now or in the future acts as principal underwriter, or broker or dealer (if registered under the Securities Exchange Act of 1934, as amended), with respect to transactions described herein.

II.   THE APPLICANTS

A.   AFIS

AFIS is organized as a Massachusetts business trust and is registered with the Securities and Exchange Commission (the "Commission") as an open-end management investment company. AFIS intends to operate a fund or funds that invests in Underlying Funds in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act.

B.   CRMC

Each Fund-of-Funds has entered or will enter into an investment advisory agreement with CRMC or another Advisor pursuant to which the Advisor provides investment management advice and manages the Fund-of-Funds' business affairs, subject to the general oversight of the Fund-of-Funds' board of directors. CRMC, a Delaware corporation, is an investment advisor registered under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). CRMC is a wholly-owned subsidiary of The Capital Group Companies, Inc., a privately owned Delaware corporation. Any other Advisor will also be registered under the Advisers Act.

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[1] Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition of this application.

C.   AFD

AFD, a California corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and will serve as the distributor for the initial Fund-of-Funds.

III.   THE APPLICANTS' PROPOSAL

Each Fund-of-Funds will invest in certain Underlying Funds to be set forth in its prospectus. Applicants propose that, subject to the terms and condition set forth in this Application, the Fund-of-Funds be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. Each Fund-of-Funds will comply with Rule 12d1-2 under the Act, but for the fact that the Fund-of-Funds may invest a portion of its assets in Other Investments. The opportunity to invest in Other Investments will allow the Fund-of-Funds greater flexibility to meet their investment objectives. For example, there may be times when using a derivative instrument may allow the Fund-of-Funds to invest in eligible asset classes with greater efficiency and lower cost than would otherwise be possible through investment in an Underlying Fund. Each Fund-of-Funds would use Other Investments for a purpose that is consistent with its investment objectives, policies, strategies and limitations. Consistent with its fiduciary obligations under the Act, each Fund-of-Funds' board of directors will review the advisory fees charged by each Fund-of-Funds' Advisor to ensure that such fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which each Fund-of-Funds may invest.

IV.   APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company's outstanding voting stock or more than 5% of the acquiring company's total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company's total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or cause more than 10% of the acquired company's voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)   the acquired company and the acquiring company are part of the same group of investment companies;

(II)   the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)   with respect to:

(aa)   securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)   securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; and

(IV)   the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.[2] That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)   Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)   Securities (other than securities issued by an investment company); and

(3)   Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the Act.[3] The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address."[4] The passage of the rule also reflects the Commission's response to Congress' expectation "that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."[5]

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.[6] It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting a Fund-of-Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and

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[2] See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the "Adopting Release").

[3] See Adopting Release at 17, n.58.

[4] Id. at 17-18

[5] See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

[6] See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) ("The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted."); Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended "to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act").

(4) complex pyramidal structures that may be confusing to investors.[7] Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.[8] The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting a Fund-of-Funds to invest in Other Investments in furtherance of its investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide a Fund-of-Funds a broader array of investment options through which to pursue its investment objective.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is "necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]," and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V. SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See American Century Strategic Asset Allocations, Inc., et al., File No. 812-13930, Investment Company Rel. Nos. 29916 (January 10, 2012)(order) and 29883 (December 13, 2011) (notice); Highland Capital Management, L.P. et al., File No. 812-13890, Investment Company Rel. Nos. 29832 (October 12, 2011) (order) and 29790 (Sept. 15, 2011) (notice;) Russell Investment Company, et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); and FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice).

VI. THE APPLICANTS' CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1. Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that is restricts any Fund-of-Funds from investing in Other Investments as described in the Application.

VII. REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII. PROCEDUREAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

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[7] See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

[8] While Section 12(d)(1)(G) is commonly referred to as a "fund of funds" exemption, it does not require an acquiring fund to invest in more than one underlying fund.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The Authorizations required by Rule 0-2(c) under the Act were previously filed as Exhibit A-1, Exhibit A-2 and Exhibit A-3 to the original Application filed with the Commission on February 13, ~~2012~~ 2012, and such resolutions remain in full effect as of the date hereof and have not been rescinded, amended or modified. The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1, Exhibit B-2 and Exhibit B-3.

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the Investment Company Act without a hearing.

Applicants have caused this Application to be duly signed on their behalf on the ~~5~~9th day of March, 2012.

AMERICAN FUNDS INSURANCE SERIES

By:
      Name: Michael J. Downer
      Title: Executive Vice President

CAPITAL RESEARCH AND MANAGEMENT COMPANY

By:
      Name: Michael J. Downer
      Title: Senior Vice President and Secretary

AMERICAN FUNDS DISTRIBUTORS, INC.

By:
      Name: Timothy W. McHale
      Title: Secretary

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March ~~5,~~ 9, 2012 for and on behalf of American Funds Insurance Company; that he is the Executive Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:
Name: Michael J. Downer

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March ~~5,~~9, 2012 for and on behalf of Capital Research and Management Company; that he is the Senior Vice President and Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:
Name: Michael J. Downer

VERIFICATION

The undersigned states that he has duly executed the attached Application dated March ~~5,~~9, 2012 for and on behalf of American Funds Distributors, Inc.; that he is the Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:
Name: Timothy W. McHale

Document comparison by Workshare Professional on Thursday, March 08, 2012 12:48:47 PM

Input:	
Document 1 ID	file://U:\AFIS\Milliman\Exemptive Application 1st Amendment - AFIS 12d1-2a.doc
Description	Exemptive Application 1st Amendment - AFIS 12d1-2a
Document 2 ID	file://U:\AFIS\Milliman\Exemptive Application 2nd Amendment - AFIS 12d1-2a.doc
Description	Exemptive Application 2nd Amendment - AFIS 12d1-2a
Rendering set	standard

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